UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34608

CUSIP NUMBER:  67086W 105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Andatee China Marine Fuel Services Corporation

Full Name of Registrant

N/A

Former Name if Applicable

24/F Xiwang Tower, No. 136, Zhongshan Road, Zhongshan District

Address of Principal Executive Office (Street and Number)

Dalian, P.R. of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”) cannot be filed within the prescribed time period because of the additional time required to finalize the Annual Report and the financial statements included therein. The Registrant believes that the relocation of its executive and administrative offices and functions from Shanghai to Dalian, engagement of the new independent auditing firm and hiring of additional financial personnel as well as extended Chinese New Year holiday celebrations generally contributed to the filing delay. As a result, the Registrant requires additional time to accurately prepare and present all necessary disclosures and to ensure that complete, thorough and accurate disclosures of all material information are included in the Annual Report. The Registrant and its independent accountants are working to complete the Annual Report as expeditiously as possible. The Registrant expects that the Annual Report that is subject hereof will be filed within the time allowed by the extension.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wang Hao	011 (8621)	5015 2581
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or pv340094ortion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Andatee China Marine Fuel Services Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Wang Hao
Name: Wang Hao
Title: Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).